Exhibit 99.1

DDC Enterprise Provides 2024 Financial Guidance

DayDayCook provides preliminary financial guidance for 2024 annual results

NEW YORK--(BUSINESS WIRE)-- February 19, 2025 – DDC Enterprise, Ltd. (NYSEAM: DDC), (“DayDayCook,” “DDC,” or the “Company”), a leading multi-brand Asian consumer food company, today releases preliminary 2024 financial guidance.

Preliminary 2024 Annual Financial Guidance

DDC anticipates achieving record revenue in its first full year as a NYSE:AM listed company. For calendar year 2024, DDC is expecting to generate gross revenue between $34-$40 million with performance between 23.5-27% gross margin. Adjusted EBITDA for 2024 is expected to be consistent (on an annualize-basis) with amounts reported as of June 30, 2024. Cash, cash equivalents and short-term investments are estimated at $26.2 million as of December 31, 2024.

Regained NYSE Full Compliance

On 14 February 2025, DDC announced that it regained compliance with the New York Stock Exchange (“NYSE”) continued listing standards set forth in Part 10 of the NYSE American Company Guide. The Company has resolved the continued listing deficiency with respect to Section 1003(a)(i) referenced in a NYSE letter dated April 23, 2024.

ABOUT DAYDAYCOOK

DayDayCook is on a mission to share the joy of Asian cooking culture with the world, offering a suite of accessible and healthy ready-to-eat, ready-to-cook, and ready-to-heat products that cater to the global palate. DayDayCook has evolved from a culinary content authority to a multi-brand powerhouse, curating a broad range of products that champion authenticity, nutrition, and convenience. The company's growing portfolio includes DayDayCook, Nona Lim, Yai’s Thai, Omsom, MengWei, and Yujia Weng. Follow the Company on LinkedIn.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, for example, statements about NYSE and SEC compliance, estimated revenue, margins, cash and growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Investors:
Jeff Ervin
jeffervin@daydaycook.com

Source: DDC Enterprise, Ltd.